January 3, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Diane Fritz, Stephan Krikorian

VIA EDGAR

Re:	Magic Software Enterprises Ltd. Form 20-F for the Fiscal Year Ended December 31, 2017 (the “2017 Form 20-F”) Filed April 30, 2018 Form 6-K Filed September 21, 2018 File No. 000-19415

Dear Mrs. Fritz:

We (the "Company" or "Magic") are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 28, 2018 (the “Comment Letter”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold italicized text. We respectfully request that the Staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.

Form 6-K filed September 21, 2018

Exhibit 99.1

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Note 2.Basis of Presentation and Summary of Significant Accounting Policies General

Changes in Accounting Policies, page F-10

We note that you provide IT professional services on a fixed price or time and materials basis. We also note your disclosure related to your accounting for contracts that involve significant customization to customer-specific specifications. Please tell us if you provide IT professional services that do not involve significant customization and, if so, revise to disclose your accounting for these services.

We respectfully acknowledge the Staff’s comment. The Company provides IT professional services (either fixed price or based on time and materials) that involve significant customization to customer-specific specifications as well as professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts. We will provide the necessary additional disclosure concerning contracts that do not involve significant customization to customer-specific specifications in our upcoming annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) that we intend to file in the spring of 2019 and in all future filings.

Please tell us if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. In addition, explain how commissions paid for renewals are considered in your initial commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-4050. Ensure that disclosures in future filings clearly describes your policy.

We respectfully acknowledge the Staff’s comment. Our additional sales commission which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the six months ended June 30, 2018, we had a few renewals for which the commissions were not identical to the initial commission costs, however, such amounts were immaterial. We will continue to consider the initial commission costs and will follow ASC 606 accounting and disclosure requirements in future filings as necessary.

Note 3. Revenue Recognition, page F-12

We note your disclosure of the impact of ASC 606 on your condensed interim consolidated statements of income and balance sheets, however, the disclosures seems limited to only some of your revenue and the reasons of the difference is not clearly identified. Tell us and revise future filings to provide the detailed disclosures that are outline by ASC 606-10-65-1 (h) and 65-1 (i).

We respectfully acknowledge the Staff’s comment. As for ASC 606-10-65-1(h), in our 6-k, filed September 21, 2018, we disclosed that we adopted ASC 606 on January 1, 2018 for all open contracts at the date of initial application, and applied the standard using modified retrospective approach, with the cumulative effect of applying ASC 606 recognized as an adjustment to the opening retained earnings balance.

As for ASC 606-10-65-1(i) , we present below our disclosure of the impact of adoption to our condensed interim consolidated statements of income and balance sheets. We undertake to the Staff to include the amount by which each financial statement line item is affected in the current reporting period by the application of ASC 606 and an explanation of the reasons for significant changes identified. We will provide the requested disclosure in our upcoming 2018 Form 20-F.

	Six months ended June 30, 2018
	As reported	Balance without adopting ASC 606	Effect of change higher/ (lower)
	Unaudited (U.S. dollars in thousands)

Revenue	$139,947	$138,745	$1,202
Financial income	447	447	(*)
Taxes on income	3,410	3,255	155
Net income	12,588	11,541	1,047
Net income attributable to non-controlling interests	873	873	(*)

Net income attributable to Magic Software Enterprises’ shareholders	$10,298	$9,268	$1,030

Basic and diluted earnings per share	0.23	0.21	0.02

(*)       Less than $ 100 thousands

	June 30, 2018
	As reported	Balance without adopting ASC 606	Effect of change higher/(lower)
	Unaudited (U.S. dollars in thousands)

Trade receivables (net of allowance for doubtful accounts)	$81,165	$79,339	$1,826
Other accounts receivable and prepaid expenses	10,874	13,289	(2,415)
Other long-term receivables	4,607	2,817	1,790
Accrued expenses and other accounts payable	26,244	26,089	155

Total equity attributable to Magic Software Enterprises’ shareholders	$210,276	$209,246	$1,030

Non-controlling interests	3,960	3,960	(*)

(*)       Less than $ 100 thousands

Adoption of ASC 606 had no impact on our cash from or used in operating, financing, or investing activities in our consolidated cash flows statements.

The most significant impact of the new standard relates to the way we account for term license arrangements. Specifically, under ASC 605, we recognize both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard term license revenues are recognized upfront, upon delivery, and the associated maintenance revenues are recognized over the contract period.

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin Chief Financial Officer Magic Software Enterprise Ltd.

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